EXHIBIT 107

Calculation of Filing Fee Tables

FORM F-3

Fomento Económico Mexicano, S.A.B. de C.V.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Security Type	Security Class Title	Fee Calculation	Amount Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Debt securities	See Note (1)

(1)	The registrant is registering an indeterminate amount of securities for offer and sale from time to time at indeterminate offering prices. In reliance on Rules 456(b) and 457(r) under the Securities Act, the registrant is deferring payment of all of the registration fees relating to the registration of securities.